Mail Stop 0407


      							May 16, 2005

Via U.S. Mail and Fax
Mr. Matthew Carson
Chief Financial Officer
Touchtunes Music Corporation
1800 East Sahara Avenue
Suite 107
Las Vegas, NV  89104

	RE:	Touchtunes Music Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		File No. 33-55254-447

Dear Mr. Carson:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 11

Liquidity and Capital Resources, page 16
1. Your discussion of liquidity and capital resources fails to provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Revise your discussion to address these concerns. You should consider including an analysis of the factors contributing to
the variability and uncertainties of your operating cash flows, being
careful not to limit your presentation to a recitation of the statement of cash flows. For additional guidance, refer to Item 303 of Regulation S-K and the Commission`s Interpretive Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Item 8.  Financial Statements, F-1

Location of Auditor, F-2
2. We note that your audit report was signed by an audit firm based in Montreal, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States, in light of the facts that the majority of your assets are located within; all of your 2004 revenue was derived within, and your company was incorporated in the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the
United States. Further guidance may be found in Section 5.J of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at http://www.sec.gov/divisions/corpfin/internatl/issues1004.htm.
Please tell us if you currently have plans to employ an audit firm located in the United States to render an opinion for fiscal year 2005. If not please tell us where your management offices are located, where the majority of your accounting records are located and where the majority of the accounting and finance functions are performed.

Consolidated Statement of Operations, page F-5
3. It appears that the majority of your depreciation expense for property and equipment is directly attributable to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation and amortization that is excluded from "cost of revenue."

Note 1.  Summary of Significant Accounting Policies, page F-8

      Revenue Recognition, page F-9
4. Tell us your basis for recognizing revenue from the sale of jukeboxes upon shipment to customers. Please tell us if the jukeboxes are operational immediately upon delivery, or if they require specialized installation and delivery.

Note 14.  Capital Restructuring, page F-18
5. We note that you effected a quasi-reorganization as of June 30, 2003 at June 30, 2004. Please tell us in detail about the facts and circumstances that support your decision to effect such a reorganization and your basis for accounting, including the appropriate accounting literature or guidance. Refer to SAB Topic 5S and in your response, please respond to the following comments or provide us with the information requested as appropriate:
* Tell us how you have complied with Section 210 of the Codification of Financial Reporting Policies for a quasi-reorganizations;
* in conjunction with the response to the prior bullet, tell us how you determined, and why you believe that all of your assets and liabilities were stated at fair value as of the date of the reorganization, and how you considered tax benefits of operating loss or tax credit carryforwards for financial reporting purposes that existed as of the date of the quasi-reorganization when such tax benefits were subsequently recognized for financial reporting purposes;
* tell us why you believe it was appropriate to effect the reorganization as of June 30, 2003, a date prior to the beginning of fiscal 2004;
* provide us with a schedule that shows us how you determined the accumulated deficit elimination of $82,667,696 to be the appropriate amount, also considering that you reported a deficit of $511,910 after the reorganization;
* tell us about the facts that demonstrated a high probability that you would be profitable in the future; and
* tell us if your counsel supported this action with an opinion, and if so, provide us with a copy.

6. Provide us with a schedule that shows us how you calculated the $39,265,940 effect of the beneficial conversion feature on the Series
A and B preferred stock.

      Note 21.  Litigation, page F-25
Revise to clarify the nature of the contingency associated with the
SESAC dispute and if you believe the possible loss or range of losses to be material to the company. Tell us in more detail about the dispute, and if SESAC has asked for specified damages, and what you believe to be your maximum exposure.

Rule 13a-14(a) Certifications

7. Please provide revised certifications so that these certifications conform exactly to the form of Rule 13a-14(a) certification set forth in Item 601(b)(31) of Regulation S-K. We note that the certifications provided by your officers with this Form 10-K include several changes from the form of Rule 13a-14(a) certification.

8. An extended compliance period applies to paragraph 4(b) and the portion of the introductory language in paragraph 4 that refers to the responsibility of the certifying officers for establishing and maintaining the registrant`s internal control over financial reporting. Therefore, you may omit this language from your Rule 13a-
14(a) certifications until such time as this language is required. However, your certifications also omit paragraph 4(d), which is not subject to an extended compliance period. Revise to provide Rule 13a-14(a) certifications that include paragraph 4(d). Please note that when you correct your certifications, you will have to re-file your Form 10-K in its entirety.

9. Since you will be required to re-file your Form 10-K, please note that your certifications should be filed as Exhibits 31.1 and 31.2 in accordance with Item 601(b)(31) of Regulation S-K.

*    *    *    *

      As appropriate, please amend your Forms 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;


* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at
(202)
551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,

							/s/ Larry Spirgel
							Assistant Director
??

??

??

??

Mr. Mathew Carson
Touchtunes Music Corporation
May 16, 2005
Page 5


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE